FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . . . .0.5
(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* ALLEN, Paul G.	2. Issuer Name and Ticker or Trading Symbol Vaxgen, Inc. ("VXGN")	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner
(Last) (First) (Middle) 505 Fifth Ave, South, Suite 900	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 19, 2002	Officer (give title below) Other (specify title below)
(Street) Seattle WA 98104	5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) x Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
Code	V	Amount	(A) or (D)	Price	(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)
Common Stock	11/19/02	S	350,000	D	$17.5097	1,585,992	I (1)	(2)

See attached footnotes (1) and (2) and Joint Filer Information

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

*If the form is filed by more than one reporting person, see Instruction 4(b)(v). SEC 1474 (9-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2.Conver- sion or Exercise Price of Deriv- ative Security	3.Trans-action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. /s/ Joseph D. Franzi  11/20/02

See 18 U.S.C 1001 and 15 U.S.C. 78ff(a). ** Signature of Reporting Person Date

**Signature of Reporting Person

Joseph D. Franzi as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed with the Reporting Person's Schedule
13G for Pathogenesis, Inc. on August 30, 1999 and incorporated herein by reference.

Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number. Page 2

Paul Allen Form 4
(1)

The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or any other purpose.

(2)	Owned directly by Vulcan Ventures Incorporated ("VVI") and indirectly by Paul G. Allen, the sole shareholder of VVI.

Joint Filer Information

Name:	Vulcan Ventures Incorporated

Address:	505 Fifth Avenue South, Suite 900
Seattle, Washington 98104
Designated Filer:	Paul G. Allen
Issuer & Ticker Symbol:	Vaxgen, Inc. ("VXGN")

Date of Event Requiring Statement:	November 19, 2002

Signature:	VULCAN VENTURES INCORPORATED
By:/s/ Joseph D. Franzi Joseph D. Franzi, Vice President